Exhibit (a)(30)

GENZYME
Investor Presentation

Moderator:
PATRICK FLANIGAN
Investor Relations
Speakers:
HENRI A. TERMEER, Chairman, President, and
Chief Executive Officer
EDWARD J. FOX
Central Texas Neurology Consultants
MICHAEL PANZARA
Therapeutic Area Head Multiple Sclerosis and Immune Diseases
MARK J. ENYEDY
President of Transplant, Oncology, and MS
Q&A Panelist:
DAVID MEEKER
1:00 p.m.
Monday, December 20, 2010
This document was prepared by ETX Corporation

TABLE OF CONTENTS

WELCOME AND SAFE HARBOR	- 1 -

INTRODUCTORY COMMENTS	- 2 -

CURRENT AND EMERGING THERAPIES	- 3 -

NEW INSIGHTS: ALEMTUZUMAB’S MECHANISM OF ACTION	- 15 -

MARKET RESEARCH	- 22 -

QUESTIONS AND ANSWERS	- 32 -

WELCOME AND SAFE HARBOR
MR. PATRICK FLANIGAN: Good afternoon, I’m Patrick Flanigan; and on behalf of the Investor Relations team I’d like to welcome you to this event focused on the value of alemtuzumab for multiple sclerosis. Before we begin today’s program I do want to acknowledge Leah Monteiro, Kristen Galfetti and Laura Saltonstall for all their hard work behind the scenes to put today’s program together for us.
     This is a quick snapshot of today’s program. Over the next 90 minutes or so we’ll tackle a couple of topics: the unmet need for alemtuzumab and how alemtuzumab’s emerging clinical profile addresses that unmet need; some of the work done on the preclinical side on the mechanism of action; and then also detail on the market research we and our independent advisor have done that supports the market forecast we presented in mid-October.
     I do want to introduce the speakers. I know you all know Henri Termeer, our Chairman and Chief Executive Officer. He’ll have some opening remarks. After Henri we’re very pleased to have Dr. Edward Fox. He’s the clinical assistant professor at the University of Texas Medical Branch. He is actively involved in numerous clinical trials, including that of alemtuzumab, the Phase 3 program. He’s also a top-20 prescribing neurologist in the United States, so he has plenty of experience both with the existing and emerging agents in the market and can provide a lot of context around the emerging landscape for MS. After Dr. Fox we have Dr. Michael Panzara. Dr. Panzara is the therapeutic area head for MS and immune diseases. After Dr. Panzara we have Mark Enyedy, who as you know is the President of Genzyme Transplant Oncology and MS.
     We have set aside about 30 minutes or so for Q&A and as we’ve done in the past we ask if you have a question, you go to one of the two microphones in the middle of the room.
     A quick reminder that during today’s presentations we will be making forward-looking statements, including those regarding our assessment of the value of alemtuzumab for MS, our projections of revenue and patient and market-share data for alemtuzumab, and our expected timing and results of clinical trials for alemtuzumab. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those forecasted. Please refer to the “Risk Factors” section of our September 30th 10-Q on file with the SEC for more information on those risks. These statements speak only as of December 20, 2010, and we undertake no duty to update or revise them.
     Finally, a lot of these slides have a lot of content on them. As we’ve done in the past, all the slides will be available on the Investor Page of our Website immediately following today’s event.
     With that, I’d like to now hand the program over to Genzyme’s Chairman and CEO, Henri Termeer.
INTRODUCTORY COMMENTS
MR. HENRI A. TERMEER, Chairman and Executive Officer: Thank you, Patrick, and thank you to everybody for being here. I will make a very few comments. The last time we met in September we talked about three important value drivers in this Company. One is manufacturing recovery; the second is the recovery of the business, the Gaucher and Fabry field, and the other products; and the third is the pipeline. In the pipeline clearly the most important driver of value is the alemtuzumab for MS program.
     This is what we do. This is a unique therapy. It is not off the shelf; it is a therapy that changes the care of these patients. It gives the promise of completely changing this field. We believe this is valuable because it has the potential to be the most efficacious therapy, and certainly the Phase 2 showed that and we have to prove it in the Phase 3. It is a therapy that has the potential to be the most cost-effective therapy, which makes it very important in the European context with monopolistic buyers, but also in this country. It has the potential to be the therapy that is the easiest to comply with, with a therapy that consists of five days of infusion in the beginning and then a year later another three days. From all the calculations we’ve done, there may be half additional therapy on average by patient for the next eight years—over 10 years two and one-half infusions. The compliance is very different for a therapy of this nature.
     So it’s the most efficacious, the most cost-effective, easiest to comply with and most convenient for patients. This allows physicians, patients, providers and payers to all combine in choosing this promising therapy. The market is very large, a $14 billion market when we get there. This is as very important moment. We have to work hard to get there but it is extremely worthwhile. This is what we do.
     In the last 30 or so years Genzyme has created a number of therapies that were unique, chronic for these patients, and we stayed with these patients and were able to change the effect of the disease on them and change their lives. Alemtuzumab for MS is probably the largest single program we’ve ever undertaken. We’ve invested at the rate of more than $2 million a week to get to where we are today—looking forward in about six months to see the first Phase 3 clinical trial and then some weeks later the second Phase 3 clinical trail. We’ll talk about this at this meeting.
     Before we do, let me introduce an information video on MS:
[Video presentation]
     This is the mechanism of action for alemtuzumab:
[Video presentation]
     With this background of both the disease and how the product works on the disease, let me introduce Professor Edward Fox, who is following about 1,400 MS patients and has experience with literally all the different therapies currently used, including all the new ones.
CURRENT AND EMERGING THERAPIES
EDWARD J. FOX, Central Texas Neurology Consultants: Thank you, Henri and Patrick. I appreciate the opportunity to come here and answer your questions after the presentation. I have about 30 minutes or so of discussion I want to give you on MS from my perspective as a clinician who sees a number of MS patients.
     First of all, there should be discussion about the treatment patterns of multiple sclerosis in terms of the presentation of MS—what type of MS it is and how clinicians look at these patients differently in terms of choice of medication. After that we’ll discuss the unmet needs we have with the current therapeutics available to me right now; and then I’ll give an overview of alemtuzumab in terms of clinical research done thus far, looking towards the future on it.
     First, the incidence of multiple sclerosis has actually gone up during the 20 years or so I’ve been in practice. The reason the numbers have increased may be twofold: one is it may actually be more common than it used to be; but also there is now a drive to make an early diagnosis in MS, so patients are getting the diagnosis at a earlier, more active stage of the disease and being put on treatments. When we did not have active treatments or very limited numbers of treatment, there was a tendency to hold back with the diagnosis. It interfered with their insurability and we didn’t have better outcomes to promise the patient. We have that now with therapeutics and because of that we’re making diagnoses at an earlier time point.
     Over one million people worldwide are afflicted with multiple sclerosis. The incidence of MS is more common in females than in males, and the average age at the time of presentation with symptoms is around 30. Because of life expectancy there are more years spent with the diagnosis of MS than years spent prior to the diagnosis; we’re talking about a lifelong condition at this point with a great amount of time spent with the diagnosis for each patient.
     The disease course is that more than 85% of patients do present with relapses, flare-ups of symptoms that may come and go. If all relapses had full remission, if they all went away, we wouldn’t have to have this discussion today; we’d just tell everyone to just wait it out and it will go away on its own—but it doesn’t. About half of relapses leave permanent disabling symptoms behind, meaning measurable, residual neurologic impairment. Because of that we have to look towards preventative medicines to prevent these types of relapses, which will lead to decreased accumulation of disability over time.
     There are about 15% of patients that have a progressive course from the beginning. It’s exceedingly difficult to do clinical trials on them because they steadily grow worse, but over a longer time frame. It’s much easier to measure changes on an MRI, which can happen very acutely, or on relapse rate, which also is an active process even within a two-year trial. It’s much harder to look at disability over patient types that slowly change over time.
     But in early active MS we do have a number of clinical endpoints we can look at in clinical trials that are very helpful for us. One that is not discussed enough but should be is the cognitive effects of MS. We can easily see ambulatory effects; if somebody needs a cane due to MS, that’s easily measured—but the cognitive effects are more difficult to measure.
     This trial looked at whether a patient who hadn’t even had multiple spells yet, just a single clinical event that put the patient at high risk of developing MS, and asked the question: Are the brain lesions that have occurred to this point or the amount of relatively minor damage seen that you can examine through neurologic testing having an effect on cognition? It was found that even at that early stage compared to their matched peers with very low incidence of patients who are failing these cognitive tests, over half the patients had cognitive difficulties, even at the earliest stage of MS.
     This is critical because if you talk about the true cost of this disease, you have to talk about all forms of disability. The number-one cause for a patient with MS filing for Social Security disability and stopping work is not physical. I could do my job from a wheelchair and I guess many of you could as well; but we can’t do our day-to-day work if we can’t multitask and easily process new information. This is the unseen effect of MS where early treatment might make a tremendous difference in their quality of life throughout the entire course of the disease.
     When you look at the activity in relapses or the number of flare-ups patients have it would make common sense that the more relapses you have, the more likely it is you will become disabled. That is in fact true: The more relapses you have in your first couple of years of the diagnosis will shorten the length of time it will take to need a cane, which in this case is called a Disability Scale Score of 6. On a 0-to-10 scale, 6 requires a cane. At 8, these patients are wheelchair-bound and need assistance in transfers. When you look at the time frame—as we go in these different bars we are going from one relapse to two, to three or more—the time length is much shorter. So it is possible in the short run to make some predictions as to how the patient will do in the future. This is a very difficult part to the art of medicine: to pick those patients that have more active disease and need stronger treatments from the beginning. We have this window of opportunity we need to heed.
     This timeline shows you from the very beginning, which is preclinical—before the patient even knows anything is wrong or before a doctor could ever pick up anything—you are already getting MRI events. The average person who gets the first episode of MS when they have an MRI done shows a multitude of lesions, about a 10-to-1 ratio of lesions on MRI to clinical relapses. So there’s a lot of damage going on under the radar screen, so to speak.
     But then somebody has a relapse and has more neurologic symptoms, and they may get better, which is a remission. They’ll follow that pattern untreated with relapses and remissions until it gets to this later stage, which is called secondary progressive where the patient just steadily gets worse. Unfortunately we have no good therapeutic answers for those patients, so we’re really looking for this early, active time point when they are on the relapsing-remitting course and have not accumulated significant disability.

     I should point that even at the earliest stage here you are losing axons. That was shown nicely in the film we were just shown we just saw. This is an ongoing process and it’s not really true that if a patient doesn’t have any relapses, there is no damage. There can be damage going on in these untreated patients, and it’s a steady progression of loss of these axons and a MRI-measurable decrease of their brain volume. So time is brain, and we look at this early time point as easily being the most critical for us.
     When you look at quality-of-life inventories, and there are a number of different scales we look at in clinical studies, based on their level of disability the higher the disability goes, the worse their quality of life is. This is an obvious point and I don’t need to dwell on this. We know this to be inherently true based on worsening ambulation, employability and so on. But the downstream effects, including the 75% divorce rate, are things that have to be factored into the economics of the disease. This is an extraordinarily expensive disease to have for the individual and for the community.
     Two out of three patients who have had relapsing-remitting multiple sclerosis have had limitations in their work ability because of that disease, so that this is not really a benign disease. It can exist on occasion, but typically no. Typically this is a disease that has long-term effect on their economics.
     Life expectancy in past studies with multiple sclerosis shows a tremendous decrease in a century ago. This gap is closing between normal life expectancy in MS as we go. I think even with the existing therapies, we have already made some inroads into decreasing the potential mortality of the disease. But we still have to look at the number of years of impaired ability even more than the decrease in life expectancy.
     So the shift idea we have right now is early treatment begets better results over a long period of time. If we have early intervention, diagnosis and treatment, we can have a reduction in the amount of disability over time. The difference between treated and untreated just gets bigger and bigger as time goes on. When you get control of this disease early it is much easier to control in the long run. If you have a late intervention, a delayed treatment—and this has been seen even as short as two years where patients were on placebo for two years and then put on drug—those patients never catch up. If you lose two years, you lose in terms of brain tissue and in accumulation of disability. Untreated, of course, is quite disabling in 85% of the patients. So the time point we were looking at, again, is early and active.
     The unmet needs we have with the current therapeutics are obviously a big topic for today; and this is my personal perspective of where we are with the current medications. We have the current injectable medications—Avonex, Betaseron, Copaxone, Rebif and Extavia—which are the first-line therapies, also called the injectable medications. We now have Gilenya, Novartis’s product fingolimod, which has been recently FDA approved, and although there are no head-to-head trials between Gilenya and Natalizumab, we’ve placed this here in the middle. I’m in agreement that according to our current information that this is where we’ll be. But Natalizumab on the far side is here under the higher therapeutic effectiveness based on clinical data from separate clinical trials—again, there’s a lack of head-to-head data on a lot of this.
     In terms of safety and tolerability, we’re not getting any more surprises from these shots. They’ve been on the market long enough and they are what they are. We know tolerability is a major issue leading to noncompliance with the drug in a fairly high percentage of patients—skin reactions and flu-like side effects being predominant causes for patient morbidity leading to discontinuation of the drug. We have safety concerns for Gilenya and right now we do have short-term data. This is the way it usually is with a new medication being FDA approved. The warning labels have been put on the product insert and we’ll follow these patients more long term to get an idea of its long-term safety. We do have longer-term data now on Natalizumab and know it is well tolerated in individual patients, but we still have the opportunistic infection PML to contend with, which has been a limiting factor for its widespread utilization.
     Vacillating dosing are the major differences between these drugs, of course, with more frequent injections for the platform therapies as opposed to Gilenya being a daily oral medication and Natalizumab being a monthly IV infusion. The differences between these medicines are quite notable when talking to patients. We are really dealing with three things: our expected efficacy of this drug, its tolerability, and its safety. These are the major factors with any new medication as well.
     What are our unmet needs and what problems do I have with the current medications that lead me to look forward to having a greater armoratorium of weapons against this disease. One is the ability to alleviate individual symptoms. The number-one most frequent symptom a patient complains about with MS is fatigue. Again, that goes to their ability to be employed. The quality-of-life inventory has a lot to do with what energy level a patient has. If they have pain or other symptoms that interfere with sleep patterns, that again reduces their ability to perform daily activities. So any ability to alleviate symptoms from the beginning of the disease would have widespread benefits.
     Of course the major part about halting MS progression is to halt the loss of myelin and therefore the loss of axons, which leads to atrophy of the brain. So a greater reduction in relapse rate, a great reduction in development of long-term disability, will have major repercussions. So anytime we’re able to compare drugs head to head we get so much more useful information than if we just have a placebo-controlled trial.
     I believe the new paradigm in improved disease control for treatment of MS will be cessation of disease activity—freedom from active disease. You can define that however you like, but the standard way is no relapses, no progression of old symptoms, and no MRI activity. So I tell patients all the time we have a meter, the RPM meter for relapse, progression, and MRI. If that meter reads zero, that’s freedom from disease activity—that’s the definition of success on drug. I don’t think we should consider anything short of that successful treatment of this disease.
     Durable disability improvement is the key, of course. We have long-term data on untreated patients; but we’re now looking at long-term data for patients who have been on treatment for decades or more. We’re looking at development of disability as the new bar set for control of the disease—we’re looking for something better than that.
     Last are convenience and tolerability, all major issues to patients and certainly have implications in terms of compliance with the treatment plan. Will they continue with the medication and continue with monitoring on this? An improvement in that would be of great benefit to us.
     Moving on to the alemtuzumab picture itself and where we are right now in clinical trials: I’ll speak to the Phase 2 data. I was involved in the Phase 2 trial. I was involved as well in an investigator-initiated trial that ended up being the template for the CARE-MS II plan, which is for the patients who had been on an existing therapy and had a relapse while on therapy. I’ve had patients who have received this medication eight or more years ago now, so I certainly have long-term follow-up to speak to. We’ve already had a slight discussion about mechanisms of action; you’ll hear more about that in a little bit. But the two Phase 3 trials ongoing right now are large, well-designed trials. They are fully enrolled. Many of my patients enrolled in those trials and have gone into the extension phase, so they are past the two-year evaluable period and now we’re into the extension where we’re monitoring them for not only safety but for disease activity as well, with the potential for re-dosing should it be necessary.
     This was a short-course therapy, which was a completely different strategy than the existing medicines we have right now that are currently FDA approved. The treatment is five days at the beginning and three days 12 months later. That doesn’t mean they couldn’t be treated with anything else symptomatically during that intervening time; but in terms of actual MS therapeutics, that was the course they received in these trials.
     In the Phase 2 trial it was designed to be three yearly doses. Most of the patients, more than 50%, only received two doses and we have long-term follow-up on those patients, whether they received two or three courses of alemtuzumab. In that Phase 2 trial, two doses were compared, 12 versus 24, so a lower and a higher dosage. Very importantly, the active comparator in this trial was against Rebif. I think the choice of Rebif was a wise one. It was a state-of-the-art drug in terms of high frequency, high dose of interferon. There were a number of well-established trials on the drug, so we had an expectation of the relapse rate for patients on this drug. We had sort of an internal comparator. When you look at the results of a trial you want to see expected results for the comparator: You want to see the placebo patients act like the placebo; but in this case you really wanted to see the Rebif patients act like the typical Rebif patients. In effect that’s what they did.
     This was the Phase 2 data as published in the New England Journal of Medicine. In the top bars you see patients on Rebif, a beta interferon injection three times a week. We’re looking at the relapse rate and also accumulation of disability. You can see the three groupings lower on the graph are those patients on the lower or higher doses of alemtuzumab. When you pool them altogether the pooled alemtuzumab groups were considerably lower in terms of disease activity than the patients who were on an existing medication, Rebif. This reduction, 74% in relapse rate and 71% in accumulation disability, certainly was unprecedented. There had never been a head-to-head trial that showed any degree of reduction such as this compared to an existing medication. This was very dramatic data showing the vast majority of the patients during this two-year stretch did not have clinical disease activity.
     What was equally impressive, if not more so, was what happened to the actual disability levels of the patients who received these treatments. As I said before, you would expect the patients on Rebif to have some breakthrough activity and some progression of disability. In fact, during the two years it did increase slightly. This is on par with what you’d see in the other trials having to do with Rebif. When the patients were given alemtuzumab, however, there was a fairly abrupt reduction in disability levels that happened within the first six months of treatment and that was maintained throughout. It was not just a blip at the beginning; this was maintained throughout. You can see there is a reduction in the amount of disability compared to their baseline levels, when they entered into the study. So not only did the Rebif patients get worse, but the alemtuzumab patients got better in terms of the EDSS scores over this two-year stretch.
     I think the way to see this even better is on the right-hand side of the screen where if a patient said, “What are the chances of my getting better or worse or staying the same on this treatment,”—a reasonable question for any patient to ask me. You see the patients put on Rebif were more likely to have worse EDSS scores over those two years. You were more likely to get worse than to either not change or improve. That is opposed to the patients on alemtuzumab who were noticeably more likely to improve over that two years than stay the same or to get worse. In fact, you were more than 50% likely to have an improvement. Again that’s unprecedented and is a very big standpoint to this trial we hope to see in the Phase 3 trial results as well.
     When we look at this disease-free state I talked about before, which I think will become the new outcome measure we’re all looking for, looking at the patients that are relapsed, you are more likely to be relapse-free if you are on alemtuzumab; you are more likely to be free of disease progression. And if you combine those two—clinical disease-free meant there was no worsening of old symptoms or development of new ones—72% of patients were disease free on alemtuzumab as opposed to only 35% on Rebif. So you were twice as likely to remain clinically disease free on alemtuzumab over those two years.
     This is four-year data. I’ll point out one very important thing about this being four-year data. Remember, as I said most of the patients actually received two doses of alemtuzumab at month zero and month 12. That means those patients by and large were three years since their last dosage of alemtuzumab. The patients on Rebif had continued to use subcutaneous injections three times a week for 48 months nonstop. This shows how durable the treatment effect was: Even years after the dosing you still see a much higher—a doubled chance—of having disease-free state from a clinical standpoint than the patients who were on Rebif.
     Now when we look at five-year results, this is going out to 60 months, the annualized relapse rate is remarkably low during that entire period for the patients who received alemtuzumab, whether it be two or three doses. When we look at months 0 to 60 in terms of this sustained accumulation of disability, the likelihood that they have developed more symptoms than they had before, again is a remarkably low percentage of patients with that degree of progression. When we look at that mean EDSS score out to five years—I already showed it to you in a different format for the first couple of years—it is still lower on average than their baseline for the patients on alemtuzumab again compared to the Rebif patients, which had increasing amounts of disability during that period of time.
     The adverse events were very important for a balanced discussion of what happened during this trial. We’re again looking to the Phase 3 data to see whether the risk-management plan has answered these types of questions. Adverse events happen almost all the time in clinical trials: Every patient over a two-year stretch will complain of something, whether it’s MS-related or not, so it’s essentially 100%. What really matters is serious adverse events, the life-threatening or hospitalization events or ones that lead to cessation of the treatment and leaving the trial. When we look at the serious advent rate, it was actually a little higher for the patients on Rebif than it was for the patients on alemtuzumab. The reason for that is because serious relapses were serious adverse events as well, so the Rebif were more likely to have had major flare-ups of their MS, causing them to potentially withdraw from the study. Twelve percent of the patients who were on Rebif withdrew from the study because of adverse events as opposed to a much lower percentage for alemtuzumab. This dropout rate is pretty stellar when it comes to clinical trials. The reason is fairly simplistic: It’s a front-loaded treatment. Once the patient has received treatment there is very little incentive for the patient to leave the trial. I’ve personally seen this in the Phase 3 trials. So far it’s been reported to the Safety Board that adherence to the protocol and maintenance of the treatment plan has been very good on this treatment.

     Moving on to very specific events that can take place: One is infusion-related reactions. There is no way you could have a placebo-controlled trial with this drug; everybody who gets it knows they are getting something because they do have infusion-related side effects. Those have been mitigated very nicely, I think, by pretreatment, not only with steroids but other over-the-counter medications that can be used to reduce the side effects of the infusion. That’s why there was such a low dropout rate after the first year going into the second year—there were very few people who weren’t willing and able to get their second dosing of this drug.
     Infection falls within the concerns about the long-term safety of this medication. Fortunately 96% of the infections seen were mild to moderate; conventional treatment was appropriate; and most importantly, we did not see life-threatening or opportunistic infections occur in the Phase 2 trial. Again, the Phase 3 trial will be very important in this regard because of the larger numbers of treated patients.
     We can see there is an increase in antibody-mediated autoimmunity after dosing with alemtuzumab in some patients. It was sort of explained why, because the B cells come back before the T cells, so these antibody-mediated disorders—platelet problems, Goodpasture’s, and thyroid disorders—were seen even before the Phase 2 trial. The thyroid disorders were certainly seen before the Phase 2 trial and are now included into the Phase 3 monitoring. In the Safety Board meetings they have not seen any increased numbers or any unexpected results that have caused any changes to the protocol other than what’s already been stated. Take the Goodpasture’s syndrome, for example: There was one event in Phase 2 and two were outside these clinical trials. They led to a slightly different protocol we have now in terms of monitoring. We check kidney function tests with a blood creatinine level as well as urinalysis on a monthly basis.
     The reason it’s very important to have this kind of risk-management plan in place is because early detection of these antibody-mediated autoimmune disorders usually leads to more successful treatment. That was seen in the literature before. There is a 100% survival in this condition when you catch it early and start the treatment; that’s certainly what we’d hope to see in long-term use of alemtuzumab as well. So the risk-management plan has been based on early detection of autoimmunity.

     ITP was seen in the Phase 2 trial. The first case was fatal because it was not recognized by the patient and not brought to the doctor’s attention, so it was undiagnosed until a fatal event had occurred. That has not happened subsequent to that one; I in fact had the second ITP case in the clinical trial myself. I certainly feel confident now that early detection of this leads to extremely good outcomes. That is not to make light of ITP; it’s to make serious mention that a risk-management plan is based on patient education. When patient education goes well, the outcomes are good, and I’ve presented that at meetings before.
     The thyroid autoimmunity, which was a more frequent event, 30%, again is quite treatable, whether it by hyper- or hypothyroidism. There are medical treatments for that and endocrinologists are quite comfortable with this type of condition because it’s not really different than autoimmune thyroid disease seen in an increased percentage of MS patients to begin with. Unfortunately people with autoimmune disorders often have more than one, and so thyroid disease is something we were very familiar with even prior to these trials.
     I’ve already mentioned Goodpasture’s as well as the risk-management plan that’s been implemented already for the Phase 3 trials in which we’re looking for data to give us an indication of how successful it has been.
     To wrap up with a couple of slides: The critical needs we have in MS right now as I’ve gone through are, one, symptom alleviation. We’ve seen that in terms of the studies I’ve shown you on reduction, not just on relapse rates but on EDSS scores. For halting or reversing the neuronal damage in disability we’re looking forward to the more advanced measures we have with MRIs and technology that look at atrophy, grey matter damage and so on from the Phase 3 trials. I hope we see encouraging data from those trials. The improved disease control: However you measure it, certainly the outcome measures were very favorable for the patients on alemtuzumab compared to Rebif. Last, the convenient treatments and regimens have improved compliance. Certainly the Phase 2 trial stands up against any trial in terms of that; but I think even looking forward in clinical practice to a medication that is front-loaded or would lead to greater compliance would be very much appreciated.
     The current practice I have and the rest of the MS experts have right now is by and large to use the first-line drugs across the board, whether the patient is newly diagnosed with a single, clinically isolated syndrome, or has mild disease and has never been on medicine before. This is compared to patients who have very active disease and have had breakthrough on one drug, who we will often switch from one to another. But when somebody is having true stability we don’t generally change the medicine. It’s how we define “stability” that’s important. Are they having relapses, are they having progression, is their MRI stable? But also are they stable emotionally, are they able to continue the repeated injections, is their compliance dropping off and can we expect a worse outcome because they are not really stable and taking that medicine regularly.
     We are adding Gilenya and Tysabri right now by and large in the more active disease states and certainly in the breakthrough disease patients—those not currently doing well on their medications. That is different from one clinician to another and at what point we say, “This is not good enough; we need to go to a different medicine.” But I will say that among clinicians there is less tolerance over time. We’re not putting up with as much as we used to when we didn’t have a lot of choices. This will become more and more part of the big picture and why I think most MS patients will end up seeing the MS specialists in the specialty clinics rather than general neurologists over time.
     When we add alemtuzumab to this clinical picture—and we’ll project out to 2013 where I think it will fit in if FDA approved—it’s still the early clinically isolated syndrome and the patients that have had more established disease who have never been on a medicine before who will probably be still put on platform drugs. I don’t think these new medications will take over the platform drugs as early as 2013. It would certainly be my hope that over the long run—a five-year stretch or longer—that we will start seeing a shift towards more effective medicines from the very beginning because of a better understanding of the safety profile and patient selection being better at that time. For those patients who are stable on treatment, again using the criteria I mentioned before, I don’t anticipate a change as early as 2013. For those patients who are naïve to treatment who have active disease, they have some bad prognostic signs from the beginning: Although we could use the platform drugs at that time point, I believe we’ll be looking towards the newer medicines for intervention. Then we’ll look at a comparison between all these drugs as to what we anticipate in terms of efficacy, long-term efficacy, and also tolerability and safety of the drug.
     For those patients who have breakthrough activity, we know they have failed one drug, we’ll have to do a better job of picking the next drug for them. I think part of that will be going to the stronger medicine at an earlier time before we have marched too far down the trail towards disability. The worst-case scenario for me is to be referred a patient from another neurologist where I feel it’s a little late for me to make a profound intervention. They are already using a cane, they are already worse and I can’t undo that at this point. I’m looking for those patients with more early and active disease, and there are plenty of them. I think that’s where we’re headed right now towards more aggressive treatment from diagnosis on that would have an impact on the long-term stability of that patient cognitively and physically.
     Just in summary: I think the burden of this disease is tremendous. Any advance we can make in therapeutics will be of great importance to us. Alemtuzumab may actually provide us with a greater ability to tell a patient we can expect control of the disease with treatment, and that the average patient—that 50th percentile—can expect disease control. That’s not something we can do right now, but it’s something I certainly hope we can discuss after the Phase 3 trials. Certainly the efficacy compared to the existing medications might be so dramatically greater that we’ll have no choice but to consider that for all patients. But we have to hope, of course, that the safety and tolerability of this medication is adequate to be considered at the earliest stages when it can do the most good.
     I appreciate the opportunity to speak to you, and I’ll be available for questions later. I turn it over to Mike.
NEW INSIGHTS: ALEMTUZUMAB’S MECHANISM OF ACTION
MICHAEL PANZARA, M.D., MPH, Therapeutic Area Head of MS and Immune Diseases: Good afternoon, everyone, I’m Mike Panzara. I’ll take you through some of the recent data we have on the mechanism of action of alemtuzumab, a little more in depth than the video. No mechanism of action talk would be complete without the requisite antibody picture slide, so I’ll briefly throw that up there.
     You’ve already seen much of this from the video and from Dr. Fox’s presentation, but I’ll just add a few things: First, in terms of the location of the CD52, it’s very abundant in the surface of the B and T lymphocytes and much less so in other cell types, and I’ll cover that in more detail during the presentation. Second, how it works: It seems to work through cell lysis due to antibody-dependent, cell-mediated cytotoxicity as well as complement-dependent cytotoxicity, and also apoptosis. I think right now we’re in a good place because we’re in the middle of Phase 3 studies. These are on schedule to be completed next year and we’re all looking forward to that.
     First of all, I’m thinking about alemtuzumab’s mechanism. I think one could break it down into two broad categories: First, what is alemtuzumab’s effect on leukocytes in blood and lymphoid tissues? It’s simple to say it depletes, but there’s more to it and one has to look at that in more depth and I’ll show you some data we have on that. Also, what is the effect on immune competence? Again it’s easy to say it immunosuppresses, but there is more to it; especially with this drug where there is a brief depletion phase followed by a reconstitution phase. So there’s more to it than just depletion and understanding more about the immunocompetence is important. Finally, as Dr. Fox just described, there is this prolonged effect. Despite the fact the drug has gone fairly quickly and the cells repopulate, there is a prolonged effect in efficacy. What might some of the things be responsible for that? I have some data to share with you on that today.
     One of the challenges of understanding the mechanism of action of alemtuzumab is the fact it does not cross-react with CD52 in animal models—specifically the mouse CD52. It makes it very difficult to design simple in vivo studies in mouse models to understand mechanism. To address this, at Genzyme we developed a human CD52 transgenic mouse model and an outbred strain of mouse, the CD1 model. This mouse expresses CD52 under the human promoter. The tissue distribution and levels of CD52 on lymphocytes in this model are actually quite comparable to that of humans.
     That’s illustrated in this slide where in the top portion of the slide you see lymphocyte depletion following alemtuzumab treatment in the human CD52 mouse model, with the Y-axis representing percent cells left compared to control over time. On the top you see this characteristic depletion pattern followed by reconstitution, these cells leading the reconstitution, which again repeats itself with a subsequent cycle. This is at one milligram/kilogram single dose, a dose that’s comparable to what is given to humans. Below this you see the data from the CAMMS223 study, the Phase 2 study of alemtuzumab. Again you can see the characteristic depletion-reconstitution with B cells on the left and T cells on the right. As you can see, when you compare the two they are very similar. Based on this, this is a very representative model to understand the mechanism of action.

     One of the things the model allows us to do is better understand the effects of alemtuzumab in lymphoid tissues. Why is that relevant? It turns out that only a small proportion of the cells responsible for immunity reside in the periphery; the bulk of cells actually reside in lymphoid tissues. Understanding the effect on lymphoid tissues is actually very important to understanding the degree of depletion and immunosuppression that does occur with treatment.
     In this study, in the human CD52 transgenic mouse we looked at the peripheral blood cells versus lymphoid organs. In the upper left-hand corner you can see the characteristic depletion in blood where you have depletion of CD4-CD8 T cells and B cells, which is significant; with less depletion of NK cells and neutrophils, which I’ll come back to because these cells, which are part of the innate immune system, express lower levels of CD52 and are thus impacted less. When one then looks at the spleen and lymph node, although there is depletion of cells in those lymphoid organs, it is significantly less than what is seen in the periphery. Then when looking at the bone marrow, again although there is depletion of mature B cells, it is less than that of the periphery. And interestingly, there is almost no depletion of plasma cells, again due to the expression of CD52 on the cell type. What is not shown is the absence of CD52 on stem cells, where there is also no impact.
     So when one looks at the depletion of cell types in the blood versus the lymphoid tissues, you have a preferential depletion of CD4, CD8 and B cells, much greater than NK, neutrophils and plasma cells. Then you have this depletion in the periphery greater than that in the lymphoid tissues. Again this bodes well to the response to subsequent infectious challenges later.
     I’ll briefly talk about the cells of the innate immune system. I already mentioned that in the animal model there was very little impact on neutrophils and in K cells. This is actually a figure from the Phase 2 study, again looking at the degree of depletion of neutrophils, monocytes, eosinophils, basophils, which are the cell types of the innate immune system. It’s clear that you have this initial decrease in the number of cells—neutrophils, monocytes, eosinophils and basophils—with a rapid recovery towards normal levels. So again this is consistent with what is seen in the animal model. After you have this transient change in levels, it does return to normal ranges in patients.
     When thinking about depletion of lymphocytes it’s also to lump all the lymphocytes together; but it’s important when there is this lymphocyte depletion to better understand that all lymphocytes are not the same. What is the depletion of various subpopulations of lymphocytes? That is shown here. This is again from the human CD52 transgenic mouse. This is the spleen data, but the peripheral data is similar. In looking at the CD4 cells on the left and CD8 cells on the right, one can see there is this significant depletion of CD4 and CD8 T cells. Again, this is less than what was seen in the periphery; but this level of depletion is primarily being driven by the CD4 and CD8 naïve T cells. The memory T cells, the effector memory and central memory T cells both in the CD4 and CD8 are relatively preserved.
     So you have this depletion at different levels of naïve cells versus memory cells, and you also have this differential depletion of CD4 T regulatory cells. Why is this important? It’s important because the presence of these central memory cells again suggests that when infectious challenges are presented, memory is there and the subject can respond to infection somewhat better.
     This is from the animal model, but there are some data on this from MS patients. This is from 2005, a paper from Cox et al. Something quite similar was found, where you have pretreatment on the left and the baseline number of memory T cells at that point, and then time points post-treatment. As you can see there is this increase in memory T cells post-alemtuzumab treatment consistent with what was seen in the animal model. So the animal model is representative, and we’re also seeing similar things in human MS patients.
     Finally, as I mentioned, one reason we’re interested in this is the response to recall challenges of infectious agents. One could model that in the CD52 mouse by challenging the model with a demo virus. This experiment is shown here. On the left you have the T cell responses and on the right you have the antiviral antibody responses or B cell responses. The transgenic mouse is immunized with adenovirus and then either treated with alemtuzumab or an irrelevant antibody, and then re-challenged. The effect on re-challenge is then evaluated. What you would expect following a normal re-challenge is proliferation, cytokine production, or some sort of response. You can see that when you don’t use adenovirus you have basically no response—an increase on the axis would indicate a response. When you use an irrelevant antibody that does not bind CD52, you have the adenovirus, the antibody and then a re-challenge. You see a response. Even when you use alemtuzumab you actually do see a similar response, a response comparable to that of the irrelevant antibody. This indicates there is not as profound a depletion of memory responses to this antigen; and the antibody response is quite similar.
     Just to summarize this portion of the presentation on the effect on leukocyte populations and immune competence: first, given the presence of CD52 in different cell types there is a differential depletion of cell types, and you have this relative preservation of the cell’s innate immune system—neutrophils, monocytes and NK cells. You have relative preservation of lymphocyte pools within the lymphoid organs; there is preservation of antibody-producing cells as well as stem cells; you have an enrichment of memory T cells after depletion, which is likely important in recall responses; and when you have an experiment to look at challenges of antigen, you have this preservation of memory T cell and antibody response to viral antigen.
     Now to focus on the second part of the presentation, which is the durability of clinical response. One of the observations I alluded to earlier in the presentation with the depletion, is one thing you see with post-alemtuzumab treatment is this increase in regulatory T cells. This is demonstrated here in MS patients. On the left side you have CD4-positive T cells, CD25high labeling. This indicates a regulatory T cell phenotype. The right side is the FoxP3 mRNA expression, which is also consistent with the regulatory T cells phenotype. You have healthy controls and then you have pretreatment. Following alemtuzumab treatment you see an increase in the percentage of CD4-positive regulatory T cells; and following treatment long after the drug is gone there is a shift in cell populations. This is very similar to what we saw in the animal model. In vitro—another way this can be evaluated—you have human T cells that are exposed in vitro to alemtuzumab in complement; on the left side you have the typical pattern pretreatment where these regulatory T cells represent about 4% of the overall peripheral population, again with FoxP3 CD4-positive representing the regulatory population. However, post-treatment you see on the right-hand side a depletion of most of the cells, as one would expect following alemtuzumab treatment, but there is this relative preservation of regulatory T cells post-treatment; now they represent about 88% of the residual population.
     Just because the cells are there doesn’t mean they are actually doing anything. One way you can evaluate their effect is to do a proliferation assay to determine whether these cells that are remaining after depletion result in a modulation of the immune response of the cells that remain. You can do this; it’s shown in this experiment where the y-axis demonstrates thymidine incorporation. This is a marker of T cell proliferation. You take dendritic cells from one donor and mix in T cells from another donor. Under normal circumstances you’d get increased thymidine incorporation, and that’s proliferation. Prior to mixing them you can treat those T cells from Donor B with either an irrelevant antibody or the antibody of interest, which in this case is alemtuzumab. Once you mix them you can determine if there is any effect on T cell proliferation.
     You can see here that if you take the responder cells alone, the unstimulated T cells, you get what’s shown here as a modest degree of T cell proliferation, as you would expect. However, when you mix the cells together from Donor A and Donor B, you’d also expect with an irrelevant antibody is a robust T cell proliferation. However, when the cells are pretreated with alemtuzumab, you see this suppression of T cell response. This indicates that alemtuzumab is pre-selecting for cell type—these T regulatory cells that when you put them into an in vitro assay for proliferation, they have the effect of reducing T cell response to antigens. That may give us an idea of how these could lead to the efficacy in an MS patient.
     Another interesting observation Dr. Fox alluded to was this effect on EDSS score, where there is a decrease in EDSS score or reduction in disability. We really don’t know the mechanism of that, but one potential is that alemtuzumab creates an environment where there’s reduced inflammation and that promotes axonal preservation and re-myelination. One way to look at that particular question is to look at the lymphocytes of patients who were treated with alemtuzumab to determine whether they produce neurotrophic factors—factors that would lead to axonal preservation and protection. Two of those are listed here: BDNF and CNTF. In this experiment cells from healthy controls and alemtuzumab-treated patients pre- and post-treatment were collected, and the response to a brain antigen—in this case myelin basic protein—was used to determine whether these cells would produce neurotrophins in response to this very specific brain protein stimulation. Following alemtuzumab treatment there was an increase in BDNF and CNTF secretions, again indicating that there was some change in the cells following alemtuzumab treatment that once they were challenged with brain antigen, led to production of these factors, which could account for some of the effects on disability improvement.
     Interestingly, this observation wasn’t something that was seen with other simulation of these cells, so they took the alemtuzumab-treated cells and treated them with non-brain antigens,

and this was not seen. It was a very specific, myelin basic protein. In addition, they took the cells from alemtuzumab-treated patients and treated them with myelin basic protein, took conditioned media from that, and then treated neurons in other co-cultures with oligodendrocytes and showed that media produced from this assay actually had an effect in axonal preservation and cell survival. These are very interesting observations; this is the newest data recently published in Brain. This is certainly an interesting area for follow-up and might actually explain some of what we’re seeing.
     Just to summarize this portion of the presentation: We have depletion of CD52 autoreactive lymphocytes that induce this change during reconstitution. It may induce the resetting of the immunological clock. This could be part of what we’re seeing and is responsible for these changes. You have this enrichment of T cells with regulatory activity that also may be leading to a tolerogenic environment; and there’s the interesting observation of production of neurotrophic factors post-alemtuzumab, which may promote repair and account for some of our clinical observations.
     In closing, I think these mechanism-of-action data are interesting and suggest that the depletion of cells is not the whole story in alemtuzumab’s mechanism of action. It is the repopulation of cells that happens after that treatment that is where the interest lies. You have this preservation of immune competence by different cell types being affected, with the innate immune system components being affected less with relative preservation of different lymphocyte pools, especially memory T cells after depletion; and you have this preservation of memory T cell antibody response; and then you have these interesting observations about immunomodulation and disease modification post-treatment that may account for this durable clinical response. One interesting thing about alemtuzumab, as you’ve heard from Dr. Fox, is its potential, with a few courses of treatment, reset the immunological clock, this change in the T cell repertoire following treatment, creating this tolerogenic environment; and this increased lymphocyte production of neurotrophic factors post-treatment results are very interesting and could potentially explain some of what we’re seeing.
     With that, I’ll close and pass the microphone to Mark Enyedy, who will speak about market research. Thank you.

MARKET RESEARCH
MR. MARK ENYEDY, President, Transplant Oncology and MS: I hope you all took copious notes during Mike’s presentation. There’s a pop quiz after this on neurotrophic factors and pools of lymphocytes following alemtuzumab treatment.
     Much of today’s presentation has centered around a clinician’s perspective of the unmet needs of MS, the data we’ve generated in the clinic with alemtuzumab to address that need and most recently the research we and our collaborators at the University of Cambridge are conducting to better understand the clinical observations we see in patients in the trials. With the time remaining I want to shift the focus of the presentation from R&D to the market to better understand how those data will translate into adoption and penetration for the product. We’ll start with some basic positioning for the product and how that translates into a revenue model; then take you through the research we’ve conducted at Genzyme and also research conducted by independent advisors retained by our Board of Directors to support that revenue case. This will include some important pharmacoeconomic data supporting the use of alemtuzumab relative to other therapies. Then I’ll close with some comparative data on the launch and penetration of products both in and outside of MS to provide some context for the revenue case we’re building.
     Just to start: This is a summation of the data you’ve just heard. We believe this product has the potential to transform the management of multiple sclerosis with superior efficacy, demonstrated superiority to an active comparator that includes reversal of preexisting disability together with durable remissions. Ed showed you that more than 70% of our patients were free of clinically active disease at the end of four years. This product also offers both convenient dosing through annual infusions and a manageable safety profile. Taken together, we think these hold the promise for a new standard of care for relapsing disease, particularly in those patients with early active disease or patients who are progressing while on active therapy.
     Based on this profile we believe this product presents a significant revenue opportunity, approaching peak revenue somewhere between $3 billion and $3.5 billion. That’s reflected in these cases shown here. Our internal case is in green and the case of our independent advisors is in orange. The cumulative revenue here is almost identical. Our advisors have taken a little more aggressive approach in the early days, which is offset by Genzyme’s higher peak a more dramatic tail. I’ll come back to this at the end of the presentation.

     How do we get to these curves? I want to start with Genzyme and the research we’ve conducted. Over the last four years we’ve talked to more than 2,500 prescribers around the globe and over 100 payers. We’ve talked to more than 2,000 neurologists in the U.S. in the key EU5 countries. We conducted in-depth interviews with key opinion leaders and payers within the government, and also conducted online surveys to better understand what’s happening at the community level in the evolution of practice and the introduction of new therapies.
     That work is ongoing. We continue to look at additional product attributes to drive differentiation and continue our work around pricing, cost-effectiveness and overall positioning of the product. We talk to a lot of people on an ongoing basis. They tell us something very consistent with what Ed described: This is an unsatisfied market. In particular there is a strong desire for agents with improved efficacy, with almost seven in 10 neurologists today describing the need for agents that stem the progression of disability in this patient population as their chief unmet need. In addition to that, with regard to convenience more than half are looking for oral administration or certainly almost 30% looking for less-frequent administration; and almost half of the physicians are looking for improved tolerability of these agents, in particular the side-effect profile associated with beta interferons and the frequent injections associated with Copaxone.
     This market is evolving as we speak. With the advent of these new agents we see increased dissatisfaction with the limitations of the current therapies and a higher standard with respect to efficacy outcomes. We believe this evolution will lead to a greater adoption and heavier emphasis on products like alemtuzumab, and specifically our product, with superior efficacy, improved tolerability and very much a manageable safety profile.
     I want to deconstruct each one of those elements—efficacy, safety, tolerability—as they relate to the overall market with the existing therapies as well as the products being introduced. I’ll start with efficacy. These are data from an ATU study we conducted in 2009. We went out to over 100 neurologists in the U.S. market and asked them to rank each of the therapies you see here—the interferons, Copaxone, Tysabri, Gilenya, cladribine and alemtuzumab—on a scale of 1 to 7 with respect to various efficacy and safety parameters to include accumulation of disability, reducing the frequency of relapses, long-term symptom management, safety and efficacy as evidenced by MRI.

     You see that physicians strongly associate alemtuzumab with best-in-class efficacy. Alemtuzumab leads on each of the efficacy parameters you see here. These results are statistically significant with respect to all other therapies tested, as evidenced by these red circles. And in the case of the purple circle, significant against all the therapies but Tysabri with respect to efficacy. With respect to safety, as Ed mentioned we have almost 20 years of experience with beta interferon on the market and a significant body of evidence with Copaxone. You see that those two products fare much better with respect to safety. But importantly there is no statistical significant difference between alemtuzumab and the profiles of the other therapies tested here. In fact, we do slightly better on the safety profile in this analysis.
     Here are comparable data from Europe. Again you see alemtuzumab leading the efficacy parameters with a statistically significant result against all therapies in these circles except Tysabri. You see an emergence of some dissatisfaction with the beta interferons and Copaxone, and a clearer separation between the newer therapies and beta interferon and Copaxone across all these efficacy parameters.
     Moving from looking at the class of DMTs to individual agents, starting first with Tysabri, you see data from a pricing survey we undertook of perceptions of efficacy. You see physicians ranked the alemtuzumab efficacy as superior to Tysabri in the U.S. by almost 70%, with over 50% of prescribers in the EU taking that position.
     Regarding Gilenya, here I show efficacy data from the Gilenya Phase 3 study in comparison to the Phase 2 results Ed just took you through. While the Gilenya data are certainly impressive and warrant the shift Ed described, you see markedly better results with alemtuzumab in terms of the reduction in relapses as well as the reduction in accumulation of disability. Most importantly, consistent with our findings in terms of the change in baseline EDSS scores, you see with Gilenya no statistical improvement in baseline EDSS either against Avonex or placebo at 12 and 24 months; whereas with alemtuzumab we see the results Ed described at three years emerging at 12 months and then sustained at 24 months, and then out to 60 months, largely on the basis of two infusions. So there is rapid onset of the improvement in disability versus a non-statistically significant result against an active comparator with respect to Gilenya.
     In terms of safety, again talking to physicians, almost 40% in both the U.S. and Europe rate alemtuzumab’s safety profile as superior to Tysabri. Looking at Gilenya, it’s early days yet;

but we hear in the marketplace that adoption there is being hampered by the need to consult with multiple specialists and also by the absence of a robust patient management program supporting the product. From our perspective, we fully anticipate having both patient and physician education as well as patient monitoring as an integral part of the commercialization of alemtuzumab. Our expectation based on the experience with Tysabri and the TOUCH Program is that it will be a net positive impact for prescribers and will have a minimal impact on usage for the product.
     Finally, with regard to convenience, again looking at our profile relative to Tysabri, more than half of the physicians we looked at in both the United States and Europe rate our profile as superior. Annual dosing is preferred over monthly infusions for Tysabri. We expect the advantage of the annual infusions might also provide us a leg up in contrast to daily oral therapy where you’re contrasting over a two-year period eight infusion versus well over 700 pills for a patient.
     We think that view is supported by some data in other indications with respect to adherence and compliance with oral therapies. These are some recent studies coming from both oncology, an area characterized by life-threatening diseases, as well as osteoporosis. What you see is non-adherence, noncompliance rates in excess of 20% and going up to as high as almost 70%. Two recent examples were a study with Tamoxifen, where over 20% of patients stopped taking therapy in the maintenance setting in the first year, which increased to almost one-third of patients during a three and one-half year course of therapy. With respect to the oral bisphosphonates, again noncompliance was well over 50% within a year of therapy initiation. You see that in other areas such as diabetes, hypertension and HIV. We think that experience is borne out currently with the injectables with the case of chronic MS therapy where switching rates can be as high as 20% and therapy discontinuations can go up another increment to almost 40% for largely the same reasons that patients discontinue oral therapies. These include lack of efficacy, side effects, they forgot to take their medicine or they don’t feel like taking their medicine.
     Of course, non-adherence leads to poor outcomes, both clinically and with respect to the impact on the healthcare system. Conversely, where patients perceive benefit, adherence levels improve and correspondingly outcomes improve. We think with alemtuzumab in an annual dosing regimen where we’re seeing compliance north of 95%, that some of the clinical outcomes we see are the direct result of patients staying on therapy with the product.
     So today based on our current dataset on alemtuzumab, which we expect to confirm in Phase 3, is superior efficacy, improved tolerability and significant patient convenience with annual dosing, together with a manageable safety profile. We think this should translate into material market share for the product. Our research supports that.
     These are data from a 2009 conjoint study we conducted with over 600 neurologists around the globe. We put product profiles in front of them for alemtuzumab, the ABCRs, Tysabri, Cladribine and Gilenya. We asked them which would be their first choice among those products for therapy in a range of treatment settings, which aggregate around either treatment-naïve patients or treatment-experienced patients. The aggregate of those data shows that in 27% of cases those patients would choose alemtuzumab as their initial therapy with a smaller percentage, predictably given the current profile, adopting it as their first preference and treatment in naïve patients, and a significantly higher percentage in treatment-experienced patients.
     Just to provide a broader market perspective of what we saw in the conjoint analysis, even in a market with evolving therapies consistent with what Ed talked about, the ABCRs continue to enjoy a majority share in the treatment-naïve setting; but we also saw even at that time significant adoption of oral therapies north of 20% in the treatment-naïve setting. But moving into the treatment-experienced setting, which is predominantly driven by efficacy considerations, we see significant preference for alemtuzumab as well as Tysabri.
     Just to parse these data a little further on an individual product basis, you see the individual products we tested listed here, in 2009 we saw with the benefit of Cladribine data and the absence of Gilenya Phase 3 results and an approval, was significantly higher share of Cladribine in terms of the oral, and also a significant share driven by Tysabri in the absence of an increased incidence of PML, which has been reported by Biogen over the last 18 months or so.
     So markets do evolve. In this case we have Phase 3 data from Gilenya; we have an approval in the U.S. for that agent. Cladribine has been stalled in the regulatory process, both in the U.S. and in the EU, and we have an evolving picture of Tysabri and the situation around PML. In order to update our perspective on the market we retained an independent advisory firm to have another look at the market in view of these more recent developments. That work was conducted during September by an independent advisory firm testing the global markets to provide us with an updated perspective, and in particular the approval of Gilenya and the impact that would have on the market. From that, they provided us with both a revenue model as well as a corresponding P&L for the product in MS. This was a comprehensive effort involving both primary and secondary research on a global level. It included both interviews with payers and neurologists in our key market as well as online physician surveys, which were tied together with a review of the secondary literature. That work was completed and presented to the Board of Directors in October 2010. This is just a summary of the neurologists and payers that were spoken to and where they were located.
     Starting first with an overview of the current market, these data are very consistent with the IMS and other data we all see daily with regard to this market. The current leader is Copaxone, but the ABCRs enjoy the predominant share across the world with regional variations largely driven by the strength of the sales and marketing organization within a particular country. For example, Betaseron enjoys its highest share in Germany where Schering and Bayer now have some of their best commercial efforts on the ground.
     In terms of prescribing decisions, they are very much consistent with our data and what you heard from Dr. Fox. Again, efficacy and safety considerations predominate prescribing decisions. The least important elements are currently pricing, with tolerability, dosing, and patient support coming in between.
     How will this picture evolve over time? Our advisors looked at frontline, second-line and third-line therapy, and with the benefit of profiles tested preference shares with respect to evolving utilization of products. You see it is very consistent with the themes we articulated this afternoon. There’s an unsatisfied market with physicians eager to embrace new therapies. In a reversal of what we saw in 2009 with respect to orals’ significant adoption, in this case Gilenya leading Cladribine in the frontline setting. You do see significant potential use for alemtuzumab, particularly in Germany and France, and very limited use of Tysabri outside of the experience in France.
     With respect to second-line therapy, again you see an eagerness to adopt new therapies and to support these patients who are progressing while on other therapies. When it comes time to switch, you see a significant uptake in use of alemtuzumab with a dominant share here in the U.S. and significant use competing with oral therapies in our other key markets. Alemtuzumab in all cases is positioned ahead of Tysabri with respect to therapy choice. Finally in the third-line setting you see essentially residual shares, with Tysabri taking the lion’s share of the U.S. market in that setting, and in the remaining markets shaking out in the therapy preferences expressed in the first- and second-line settings.
     On the basis of those preference shares and the conversations they had with both the thought leaders and the payers, and the online surveys, our advisors put together a penetration case articulating market potential over time. You see the product in its first year is projected to achieve about a 5% market share. That share doubles in years two and three; and finally it reaches a peak potential of somewhere between 18% and 20% of the market in year 5 and beyond. That will drive our revenue case, which I’ll come back to.
     I want to address one important point: health outcome. We see increasing pressure on healthcare systems around the world that will lead to increasing scrutiny of the cost-effectiveness and budget impact of new therapies. The UK has led this initiative with NICE; the French have a similar system; the Germans are just putting their own system in place health technology assessment process. Even here in the U.S. with recent healthcare legislation you see talk of comparative effectiveness. Within our private payers pharmacoeconomic considerations are being brought into the PNT process within insurers’ coverage decisions.
     Genzyme has a long history of working with healthcare systems to provide sustainable access to our products, and we bring that expertise to alemtuzumab. We think on the basis of the data we’ve generated to date that this product will enjoy a significant advantage in a world that places increasing importance on health outcomes. Much in the same way we’ve approached our market research, we have reached out to a broad base of stakeholders to include thought leaders, community prescribers and most importantly more than 100 payers. These aren’t consultants; these are people who actually work for reimbursement authorities around the world as well as insurers. The agencies and insurers represented are on the slide and I invite you to have a look at those after the discussion.
     So what do these payers tell us? They tell us MS is an area that is receiving heightened scrutiny because the cost of therapy is increasing—increasing diagnoses, and increasing patients on therapy and the cost associated with managing those patients. On an annual basis in the U.S. they are expected to exceed $10 billion. That creates an incentive for insurers to drive prescribing towards therapies that will stem the progression of disability and thereby lower the costs of managing the disease, which will also justify a decision to intervene aggressively in early.
     We’ve looked to model that in terms of the cost-effectiveness of alemtuzumab relative to the other agents on the market. Using the framework that supported the positive NICE decision on Tysabri in the UK, we’ve looked to take published data with the other therapies in comparison to our Phase 2 results to test cost-effectiveness in each of our key markets from the payer perspective, but also from the societal perspectives that Ed described—loss of employment, divorce and so on—to capture these broader parameters. The results of that modeling work show that alemtuzumab is cost-effective and in most cases cost-saving relative to each of the other therapies. Graphically that looks like this: These data points represent the incremental cost-effectiveness ratios of alemtuzumab versus each of the other comparators. These are U.S. data shown at 20- and 30-year perspectives. The cost-effectiveness ratio is simply the difference between the cost of therapy versus its effectiveness measured in terms of quality of life and years gained. Those are plotted out here. Where our therapy is more effective it shows up in this quadrant and where it costs less it shows up below t his line.
     You see that alemtuzumab, based on currently available data, is certainly more effective than other agents. In addition to that, it is cost-saving. That is the cost of therapy and the cost of illness associated with using this is less when alemtuzumab is used relative to all other agents, with the exception of the best supportive care, which are the two data points I’ve shown here. We’ve shared these data with payers around the world and we see a pretty clear consensus with respect to this product. The first consensus point is that value basing pricing for this product in MS is achievable. Second, maintaining access for oncology patients is complex but feasible; and importantly, that one size will not fit all and that national solutions will be required to support the product in the market.
     As we look to implement those solutions, there are a couple of important points to keep in mind. First, this is a market that has generally been inelastic. Innovative products have been introduced into this market at premium prices—Tysabri and Gilenya being prime examples—

with relatively limited restrictions on use, and in all cases with universal coverage, where pricing decisions have been taken. That’s driven by a couple considerations: First, the goal of payers is to provide access to the most effective therapies because their focus is not on per-patient prices but on total budget impact. When they review the data we have with alemtuzumab and we take them through the model that underlies that graph I showed you, they see those clinical outcomes we are reporting are translating into pharmacoeconomic benefit. In particular in the case of alemtuzumab we have intermittent dosing as opposed to putting patients on the chronic annuity that you see with all other therapies in the market. On the basis of the efficacy data we see, there are fewer hospitalizations, improved cognitive and physical ability that translates into a more cost-effective therapy, and ultimately in most cases a positive budget impact.
     Those results were confirmed by our independent advisory firm. There have been a lot of questions about the achievability of pricing in Europe. This is a quote from our advisors in conversations with European payers that confirms payers would be willing to pay a premium over Tysabri subject to our confirming the efficacy and safety profile of the drug in Phase 3. We’re collecting about 9,000 data points in our Phase 3 study. About half of those data points go to quality-of-life measures and pharmacoeconomic benefits, so we think we’ll have a very compelling dossier for alemtuzumab at the time of registration.
     When you take the aggregate of the clinical data we’ve developed, the pharmacoeconomic data we’ve put together, and the market research we and our independent advisors have conducted, again we see a very significant revenue opportunity for the product along the lines we’ve discussed. We see revenue potential of somewhere between $3 billion and $3.5 billion on a peak penetration of somewhere between 18% and 20%. Much of that will come from patient switches or capturing share from competitive agents such as Tysabri.
     To put those penetration rates and that launch into context, we want to talk you through a couple of benchmarks with respect to both MS as well as diseases that look a lot like MS. Starting first with the Tysabri launch—obviously we don’t have data for Gilenya; it’s very early days—we see in order to make our revenue model work we need substantially fewer patients than Biogen acquired for Tysabri in its first year of launch. We do surpass those numbers in years 2 and 3, but not to a material degree. It’s important to recognize that the launch curve for

Tysabri was dramatically affected by the reporting of additional cases of PML, particularly 26 cases in year 3 post-launch.
     As we’ve said today, MS is an efficacy-driven market. Safety considerations are important for sure, but at the end of the day stemming the progression of disability in these patients and reducing exacerbations is key based on all the data we see. What you see is that in markets that are efficacy-driven, like oncology and rheumatoid arthritis, products that are superior and lead the class with respect to efficacy garner very substantial shares in those marketplaces. I think we’ve taken a relatively conservative position with the respect to the peak potential of alemtuzumab, given the efficacy profile and the total profile of the product.
     Just to deconstruct one of those markets further—rheumatoid arthritis—many prescribers on the neurology side will tell you that the MS market is evolving much in the way that RA did, with physicians being willing to take on greater risk with new therapies. You see the first-mover advantage for product in RA eroding to some degree with newer therapies. You see products coming into the market able to garner substantial shares within a very short period of time from launch—Humira here eclipsing the 20% barrier in its first full year of launch; and even entrants such as Rituxan coming into the market much later and still garnering a 10% share, consistent with what we’re projecting, within three years of launch.
     Finally, there’s the MS market itself. As I said, we are looking for an 18% to 20% share, which is below the current share enjoyed by each of the ABCRs in this marketplace. We do believe that this revenue model is achievable in the time frame we’ve outlined, and we believe that on the strength of these data, the product profile, superior efficacy, proven tolerability, and a manageable safety profile. As Mike mentioned, we’re making substantial progress with the program in our clinical milestones. We expect data in the middle of next year and a filing early in 2012. We are making considerable progress in our commercial build-out to support the launch. The best evidence of that is we’ve decided on a new trade name for alemtuzumab. I introduce you to Lemtrada, which is a synthesis of alemtuzumab and the Spanish word “entrada” meaning entrance. We see this as a gateway to improved outcomes in MS patients.
     Thanks for your attention and we’ll go to Q&A.

QUESTIONS AND ANSWERS
MR. FLANIGAN: As the panelists come up and join us here, if you have a question please go to one of the microphones in the center aisle. Please state your name and affiliation before asking your question. In addition to the presenters we have David Meeker, the Chief Operating Officer.
QUESTION: Nick Abbott from Barclays. Just looking at the graphs and the numbers, do you assume you have $50,000 a year as the price? That seems like a bargain; it was less than I was expecting. Are you assuming that something with like two years of treatment, if it’s relatively inexpensive you’ll give them a third year? Are you trying to encourage physicians to treat for two or three or maybe four years?
MR. ENYEDY: It’s early days in terms of pricing. We aren’t talking about the annual prices that underlie the revenue assumptions. Obviously you can back into some of the math. This will ultimately be driven by a couple of factors: first and foremost by the profile that emerges from the pivotal studies and our ability to sort of size that will depend on the outcomes we see; it will depend on the competitive situation and how we stack up relative to other therapies in some of the pharmacoeconomic benefits I’ve talked about; and it’s just in terms of the evolution of the market as a whole. So we have about two years to see how that shakes out and our final pricing decisions will be driven by that. Obviously we do see a durable benefit with the therapy on the basis of two courses, and that factors into our thinking on how to approach payers and what level of evidence we’ll need to support that. Some of that will be driven by the label that issues from the regulatory authorities that will underpin this, and then the pharmacoeconomic data, which is very much in our thinking.
MR. FLANIGAN: Are there any other questions?
QUESTION: Tom Roberts, Farallon: Did any of your research, either the Genzyme or the independent research, look at risk-stratification strategies for Tysabri and what impact that would have on Lemtrada’s potential?
MR. ENYEDY: We do think Tysabri will represent a potential opportunity for us. The way the JC virus data appear to be shaking out is that somewhere around 55% or 60% of the patients will be JC-virus positive and I think that creates an opportunity for us. Similarly with 40% of patients being JC-virus negative, certainly that creates a compelling case for the use of Tysabri. In that instance I think we would compete head to head on the basis of the other profiles of the drug. While we don’t have comparative head-to-head data, if you just lay the product profiles side by side I think we have an advantage with respect to relapse, improvement in disability, and based on the data we showed here in safety and convenience.
QUESTION: Are you concerned about off-label use of the cancer application to MS and how would you control for that?
MR. ENYEDY: We are concerned about managing the use of the oncology product in MS. There are a range of solutions there and we are working through those. Consistent with the key messages around MS and value-based pricing is that this will require national solutions. There are a range of potential outcomes here and those will vary according to the market. As I say, we’re working through those now.
QUESTIONER: I notice in the presentation it looks like about a third of the time there are fairly serious thyroid problems. How does that affect your market share forecast or your rate of adoption; is there some way to quantify that?
MR. ENYEDY: The profile shown to physicians when we’re asking for preference shares includes the 30% incidence of thyroid and also how thyroid cases are managed. There are relatively conventional medications to manage either hyper or hypothyroidism. They take that into consideration relative to the other attributes of the product. What you see is the preference shares that are generated. We do test sensitivities with regard to that, so increasing the rates and seeing what happens. Predictably if the safety profile deteriorates your preference shares go down; similarly when we adjust the other way we get higher preference shares.
QUESTION: I would like to follow up. I agree that seems to be the most troublesome problem because it’s a big percentage number. I’d like Dr. Fox’s opinion on this: Is there any way to mitigate that, is there anything you can do before treating that may lower those numbers, how long does it last, is it a lifelong thing? Could you describe how the patients tradeoff the disability advantage versus having to be on thyroid medicine? I’d like any color you could give around this issue.
DR. FOX: I’ll speak to a few topics that have been looked into thus far. One is to see if there is a predictor as to who might develop autoimmune disease, and this is an ongoing project with Genzyme involved with other investigators. I think there is some promise they’ll be able to do that. Every company is looking for biomarkers to be able to determine this, and this is no exception to that. But even if there were no biomarkers and we had no clue who would go on to develop autoimmune thyroid disease, there are two factors that you should keep in mind. One, if you just take those patients with the thyroid problem, they still did better clinically than the people who were on Rebif. Their disability levels were lower at the end of the trial; the relapse rate was just as low. They didn’t fare more poorly; they fared just as well as the entire population. If you look at the quality-of-life measures, they were still superior as well.
     Having treated a number of these thyroid problems of a large number of people in the clinical trials, I would say from a personal standpoint that these patients are not overly burdened by the thyroid disorder. This is routine thyroid disorder. It’s not a peculiar thyroid disease; it’s a rather run-of-the-mill one. Endocrinologists feel comfortable with the treatment options available to them for this. By and large I personally feel quite happy with the outcome despite the thyroid disorder.
QUESTIONER: Is it lifelong?
DR. FOX: It’s variable. It’s like the rule of thirds: one-third will become normal thyroid over time on their own, one-third will continue to be hyperthyroid and need something to control the thyroid and keep it from being overactive; and one-third burn out and become hypothyroid and require a thyroid replacement, which is simplistic therapy on a daily basis. I don’t know if those numbers will hold true for the Phase 3 data; we will find out. But those are the numbers we’ve seen and they aren’t different from the endocrinology picture of Grave’s Disease or autoimmune thyroid disease.
MR. FLANIGAN: I don’t see any more questions out in the audience. I thank you for joining us today. Have a wonderful holiday and we’ll see you at J.P. Morgan.
[1 hour, 51 minutes]